UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                        Ramtron International Corporation
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    005-40467
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                                 (CUSIP Number)

                                 Frank Schieffer
                                  Legal Counsel
                                   Siemens AG
                              Wittelsbacherplatz 2
                                 D-80333 Munich
                                     Germany
                               011-49-89-636-34505
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 28, 2002
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 005-40467
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 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Siemens AG
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 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [X]
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 3.      SEC USE ONLY

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 4.      SOURCE OF FUNDS

         OO*
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 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                            [ ]
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 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
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                           7.       SOLE VOTING POWER
  NUMBER OF                         0*
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0*
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         0*
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                           [X]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
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14.      TYPE OF REPORTING PERSON

         CO
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*   The shares covered by this Schedule 13D were acquired by Infineon
    Technologies AG, which beneficially owns 5,488,617 shares of Ramtron Common Stock. By virtue of the voting interest in Infineon of 12.45% held by its subsidiary Siemens Nederland N.V. and the voting interest in Infineon of 13.18% held by its domestic pension trust, Siemens may be deemed to control Infineon. Siemens disclaims control of Infineon and beneficial ownership of any securities covered by this Schedule.

ITEM 1.   SECURITY AND ISSUER.
          -------------------

          No changes.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          Item 2 is amended by deleting the first sentence of the second paragraph and replacing it with the following:

"By virtue of the voting interest in Infineon of 12.45% held by its subsidiary Siemens Nederland N.V. and the voting interest in Infineon of 13.18% held by its domestic pension trust, Siemens AG, a German stock corporation ("Siemens") may be deemed to control Infineon. Siemens disclaims control of Infineon and disclaims beneficial ownership of any securities covered by this Statement pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934. Infineon has filed a separate Amendment No. 1 to the Schedule 13D initially filed jointly by Infineon and Siemens on February 9, 2001 in respect of Issuer's Common Stock (the "Infineon Amendment"). All statements herein relating to Infineon have been derived from the Infineon Amendment. Siemens disclaims all responsibility for such statements, which it has not independently verified."

Item 2 is also hereby amended by amending and restating Exhibit A as attached hereto.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          Item 3 is amended by adding the following disclosure immediately following the final paragraph of Item 3:

          According to the Infineon Amendment, on March 28, 2002, pursuant to a Securities Purchase Agreement, dated as of March 14, 2002 (the "Securities Purchase Agreement") by and between Infineon and Ramtron, Infineon purchased from Ramtron a 5% Secured Convertible Debenture, principal amount of $3,000,000 (the "Debenture"), and a warrant, exercisable for 262,663 shares of Ramtron Common Stock (the "Warrant") for an aggregate purchase price of $3 million. Infineon paid the $3 million purchase price to Ramtron in cash out of working capital. The Debenture is convertible into 795,949 shares of Ramtron Common Stock at a conversion price of $3.769 (equal to 110% of the volume weighted average price (the "VWAP") of Ramtron Common Stock for the five trading days immediately preceding the date of the Securities Purchase Agreement (the "Closing Price")), and the Warrant is exercisable for 262,663 shares of Ramtron Common Stock (being the number of shares determined by dividing the principal amount of the Debenture by the Closing Price and multiplying the quotient by 30%) at an exercise price of $4.28 (equal to 125% of the Closing Price). By virtue of the acquisition of the Debenture and the Warrant, Infineon acquired beneficial ownership of an additional 1,058,612 shares of Ramtron Common Stock.

          A copy of the Securities Purchase Agreement, filed as Exhibit E hereto, is specifically incorporated herein by reference in response to this
Item 3. Siemens is not a party to the Securities Purchase Agreement and did not participate in its negotiation or execution.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          (a)-(j)

          Item 4 is hereby amended by deleting the first two paragraphs in their entirety and replacing them with the following paragraphs:

          "According to the Infineon Amendment, the purpose of Infineon's initial acquisition of beneficial ownership of the 4,430,005 shares of Ramtron Common Stock issued to it pursuant to the Share Purchase Agreement was to make an investment in Ramtron and not with the intention of acquiring control of Ramtron as well as to facilitate the entry by Infineon and Ramtron into various license agreements. The purpose of Infineon's acquisition of the Debenture and the Warrant, including its acquisition of beneficial ownership of the 1,058,612 shares of Ramtron Common Stock issuable to Infineon upon complete conversion/exercise of the Debenture and Warrant, is to make a subsequent investment in Ramtron and not with the present intention of acquiring control of Ramtron. For purposes of this Statement, Infineon beneficially owns approximately 23.7% of the outstanding shares of Ramtron Common Stock. Siemens disclaims beneficial ownership of these shares.

          Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Share Purchase Agreement. The following description of the Share Purchase Agreement, as amended by Amendment No. 1 to the Share Purchase Agreement, dated as of March 28, 2002 ("SPA Amendment No. 1"), the Securities Purchase Agreement and the Registration Rights Agreement, dated as of February 2, 2001, as amended by Amendment No. 1 ("Amendment No. 1") dated March 28, 2002, by and between Infineon and Ramtron (the "Registration Rights Agreement") are qualified in their entirety by reference to the respective agreements and documents, as the case may be, copies of which are filed hereto as Exhibits B, I, E, C and H, respectively. Exhibits B, I, E, C and H are specifically incorporated herein by reference in response to this Item 4. Siemens is not a party to any of these agreements and did not participate in their negotiation or execution."

          Item 4 is hereby amended by deleting the phrase "(A) the date twelve months after the Initial Closing Date" in the third paragraph of Item 4 and replacing it with the phrase "(A) the date three years after the Initial Closing Date".

          Item 4 is hereby amended by adding the phrase "as amended by Amendment No. 1 dated as of March 28, 2002," after the phrase "Registration Rights Agreement" and by adding the phrase "and issuable to Infineon upon conversion of the Debenture and exercise of the Warrant" after the phrase "in connection with the Share Purchase Agreement" in the penultimate paragraph to Item 4.

          Item 4 is hereby amended by adding the following paragraph prior to the final paragraph of Item 4:

          "According to the Infineon Amendment, the Securities Purchase Agreement also grants Infineon a right of first refusal on issuances of Ramtron Common Stock by Ramtron for a period of one year, which right is in addition to Infineon's preemptive right under the Share Purchase Agreement."

          Item 4 is hereby amended by adding the phrase "the Securities Purchase Agreement, the Debenture, the Warrant" after the phrase "the Share Purchase Agreement," in the final paragraph of Item 4 and by deleting the phrase "none of Infineon, Siemens or, to the best of Infineon's knowledge," in the final paragraph of Item 4 and replacing it with the phrase "neither Siemens nor, to the best of Siemens' knowledge, Infineon or".

ITEM 5.       INTERESTS IN SECURITIES OF THE ISSUER.

          (a) Item 5(a) is hereby amended by deleting Item 5(a) in its entirety and replacing the disclosure with the following:

          "According to the Infineon Amendment, Infineon beneficially owns 5,488,617 shares of Ramtron Common Stock representing, based on Ramtron's management representations as of March 14, 2002, approximately 23.7% of the outstanding shares of Ramtron Common Stock. Infineon beneficially owns 4,430,005 shares of Ramtron Common Stock, approximately 20.1% of the outstanding shares of Ramtron Common Stock, directly in the form of Ramtron Common Stock. Infineon has beneficial ownership of 1,058,612 shares of Ramtron Common Stock by virtue of its ownership of the Debenture and the Warrant, being the aggregate number of shares of Ramtron Common Stock the Debenture and Warrant may be converted into and exercised for, respectively. By virtue of the voting interest in Infineon of 12.45% held by its subsidiary Siemens Nederland N.V. and the voting interest in Infineon of 13.18% held by its domestic pension trust, Siemens may be deemed to control Infineon. Siemens disclaims any control of Infineon and disclaims beneficial ownership of any securities covered by this Statement pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934.

          Except as set forth in this Item 5, neither Siemens nor, to the best of Siemens' knowledge, Infineon or any of the individuals named in Exhibit A hereto beneficially owns any shares of Ramtron Common Stock."

          (b) Item 5(b) is hereby amended by deleting the number "4,430,005" and replacing it with "5,488,617".

          (c) Item 5(c) is hereby amended by adding the phrase "and the Securities Purchase Agreement" after the phrase "the Share Purchase Agreement".

          (d) No change.

          (e) No change.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO THE SECURITIES OF THE ISSUER.
          -------------------------------

          Item  6  is  hereby   amended  by  adding  the  following   disclosure
immediately following the final paragraph in Item 6:

          "According to the Infineon Amendment, pursuant to the Securities Purchase Agreement, Infineon purchased the Debenture and Warrant from Ramtron for an aggregate purchase price of $3 million. The Securities Purchase Agreement contained standard representations and warranties and covenants by the parties for transactions of this type. Ramtron also granted Infineon a right of first refusal for a period of one year with respect to issuances of Ramtron Common Stock or securities convertible into Ramtron Common Stock.

          The Debenture is convertible into Ramtron Common Stock at a conversion price of $3.769 (the "Conversion Price"). The conversion price is equal to 110% of the Closing Price. The Debenture may be converted into Ramtron Common Stock at any time. Interest on the five-year Debenture is payable in cash only on July 1 and January 1 of each year. The Debenture contains a mandatory redemption provision that requires Ramtron to redeem the Debenture at the Mandatory Redemption Price (as defined in the Debenture) if any one of a number of Events of Default (as defined in the Debenture) occurs. Ramtron may also effect a mandatory conversion of the Debenture after 18 months if a number of conditions are met, including the VWAP having been greater than 200% of the Conversion Price for at least 20 trading days in any 30 consecutive trading day period after the 17 month anniversary of the Issue Date (as defined in the Debenture). The Debenture contains anti-dilution provisions that adjust the Conversion Price in the event of certain corporate actions. The Debenture is secured by a security interest in Ramtron's receivables related to sales to customers in Europe or directed for use in such customers' European operations as well as a security interest, in the event such receivables are insufficient, in certain of Ramtron's intellectual property pursuant to the Security Agreement, dated as of March 28, 2002 by and between Infineon and Ramtron (the "Security Agreement").

          The Warrant is exercisable for 262,663 shares of Ramtron at an exercise price of $4.28, which is equal to 125% of the Closing Price. The
Warrant has a five year term and anti-dilution provisions that adjust the Conversion Price in the event of certain corporate actions.

          Pursuant to the Securities Purchase Agreement, Infineon and Ramtron also entered into Amendment No. 1 to the Registration Rights Agreement pursuant to which the shares of Ramtron Common Stock issuable under the Debenture and Warrant are included in the definition of "Registrable Securities" for purposes of Ramtron's obligation to register the Registrable Securities held by Infineon. Infineon and Ramtron also entered into SPA Amendment No. 1 to the Share Purchase Agreement which extends the standstill period restricting Infineon's ability to purchase additional shares of

Ramtron Common Stock without the consent of Ramtron up to the date that is three years following the Initial Closing Date.

          Copies of the Securities Purchase Agreement, the Debenture, the Warrant, Amendment No. 1 to the Registration Rights Agreement, SPA Amendment No. 1 and the Security Agreement are filed hereto as Exhibits E, F, G, H, I and J, respectively. Exhibits E, F, G, H, I and J, are specifically incorporated herein by reference in response to this Item. Siemens is not a party to any of these agreements and did not participate in their negotiation or execution."

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A          Directors  and   Executive   Officers  of  Infineon
                             Technologies AG and Siemens AG.

          Exhibit E          Securities  Purchase  Agreement,  dated as of March
                             14,  2002,  by and  between  Ramtron  International
                             Corporation and Infineon Technologies AG.

          Exhibit F          Ramtron  International  Corporation  -  5%  Secured
                             Convertible Debenture, Principal Amount $3,000,000, issued March 28, 2002, due March 28, 2007.

          Exhibit G          Warrant  to  Purchase   Common   Stock  of  Ramtron
                             International Corporation, issued March 28, 2002 by and between Infineon Technologies AG and Ramtron
                             International Corporation.

          Exhibit H          Amendment No. 1, dated as of March 28, 2002, to the
                             Registration Rights Agreement, dated as of February
                             2, 2002 by and between Infineon Technologies AG and
                             Ramtron International Corporation.

          Exhibit I Amendment No. 1, dated as of March 28, 2002, to the Share Purchase Agreement, dated December 14, 2000 by and between Infineon Technologies AG and Ramtron International Corporation.

          Exhibit J          Security  Agreement,  dated as of March  28,  2002,
                             between  Ramtron   International   Corporation  and
                             Infineon Technologies AG.

                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: April 9, 2002


                                          SIEMENS AG

                                          By: /s/ Frank Schieffer
                                              ----------------------------------
                                          Name:  Frank Schieffer
                                          Title: Legal Counsel


                                          By: /s/ Georg Bernwieser
                                              ----------------------------------
                                          Name:  Georg Bernwieser
                                          Title: Corporate Finance